Exhibit 99.1

Press Release 9 September 2016 7:00 am CEST

Celyad completes the NKR-2 Phase I trial with

successful safety follow-up of the fourth dose level

•	No safety issues or dose limiting toxicity reported.

•	The trial was a single administration, dose escalation study evaluating the safety and feasibility of NKR-2 T-cell therapy in patients with Acute Myeloid Leukemia or Multiple Myeloma.

•	Results of the trial are expected to be available in late Q4 2016

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of cell therapies, today announced the successful completion of the 21-day safety follow-up of the last patient enrolled at the fourth dose level in its Phase I clinical trial evaluating the safety and feasibility of its NKR-2 T-cell therapy - in Acute Myeloid Leukemia and Multiple Myeloma patients. No safety issues or toxicities were reported.

Dr. Christian Homsy, CEO of Celyad: “We are pleased that no adverse safety signal has been reported. Based on the successful completion of the fourth cohort, we are looking forward to starting the global Ph I/IIa multiple dose trial, in the US and EU, of our NKR-2 autologous therapy in the fourth quarter of this year.”

Dr. Frédéric Lehmann, Head of Immuno-Oncology at Celyad: “The absence of any safety or toxicity signal up to this point continues to support our belief that this unique engineered T-cell construct can be safely administered and potentially lead to a therapeutic effect providing hope to the thousands of patients who need better treatments for both AML and MM.”

***END***

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Press Release 9 September 2016 7:00 am CEST

About Celyad’s NKR-T Cell Platform

Celyad is developing a unique Natural Killer Receptor (NKR) based T-Cell platform to target a wide range of solid and hematological tumors. Unlike traditional CAR-T cell therapy, which target only one tumor antigen, Natural Killer (NK) cell receptors enable a single receptor to recognize multiple tumor antigens.

Celyad’s lead candidate, NKR-2, is a T-Cell engineered to express the human NK receptor, NKG2D, which is an activating receptor that triggers cell killing through the binding of NKG2D to any of eight naturally occurring ligands that are known to be overexpressed on more than 80% of tumors.

Preclinical results indicate that NKR-2 has multiple mechanism of actions and goes beyond direct killing by signifying that its encoded T-Cells attack the tumor cells, inhibit the mechanisms that enable tumors to evade the immune system, activate and recruit anti-tumor immune cells and disrupt the blood supply to the tumor. These mechanisms promote the induction of adaptive immunity, meaning the body develops a long-term cell immune memory against specific tumor antigens of the targeted tumor.

In contrast to traditional CAR-T therapeutic approaches, and based on strong preclinical evidence, Celyad’s current NKR-2 program does not employ patient lymphodepleting pre-conditioning, thereby avoiding the toxicities associated with chemotherapy and allowing the immune system to remain intact.

Celyad is developing both autologous and allogeneic NKR-2 administrations. For autologous NKR-2, Celyad collects the patient’s own T-Cells and engineers them to express NKG2D in order to target cancer cells effectively. Celyad’s allogeneic platform engineers the T-Cells of healthy donors, that also express TCR Inhibitory Molecules (TIMs), to avoid having the engineered donor cells be rejected by the patient’s normal tissues.

The preclinical research underlying this technology was originally conducted at Dartmouth College by Dr. Charles Sentman and has been published extensively in peer-reviewed publications.

NKR-2 is currently being tested in a Phase I/IIa trial in acute myeloid leukemia and multiple myeloma patients. The trial is designed to assess the safety and feasibility of NKR-2, with secondary endpoints including clinical activity. Key research investigations include understanding the persistence of NKR-2 cells within the patient.

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Press Release 9 September 2016 7:00 am CEST

For more information, please contact:

For Europe: Consilium Strategic Communications

Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700–celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cell-based therapies. The Company utilizes its expertise in cell engineering to target severe diseases with significant unmet need, including cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and liquid tumors. Its lead oncology candidate, NKR-2, is currently being evaluated in a Phase I/IIa clinical trial. In addition, Celyad has completed a Phase III trial in the EU for its C-Cure® cardiovascular disease candidate in ischemic heart failure. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information about Celyad, please visit: www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular, it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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Press Release 9 September 2016 7:00 am CEST

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, Celyad, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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